Exhibit 99.1

No. 15/08

IAMGOLD FIRST QUARTER FINANCIAL RESULTS RELEASE – MAY 13, 2008

Toronto, Ontario, April 30, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) will release first quarter financial results before the market opens on Tuesday, May 13, 2008.

A conference call will be held on Tuesday, May 13, 2008 at 11:00 a.m. (local time) to discuss these results.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:
North America Toll-Free: 1-800-732-9307 or  416-644-3416

A replay of this conference call will be available from 1:00 p.m. May 13 to May 20, 2008.  Access this replay by dialing:

North America toll-free: 1-877-289-8525 or 416-640-1917, passcode: 21269984#

The Annual General Meeting of the Company’s shareholders will be held on May 15, 2008 at 3:00p.m. (local time) at the Toronto Board of Trade.  Shareholders of record as at the close of business on April 11, 2008 are entitled to notice of, and vote at, the meeting.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.